P.E. 1/31/02

02012890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2002

BLUE SQUARE - ISRAEL LTD.
(Translation of Registrant's Name into English)

2 Ha'amal St., Sibal Industrial Park Rosh Ha'ain 48092, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No X

N:\commit\docs\1\G10304.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunder duly authorized.

BLUE SQUARE – ISRAEL LTD

January 31, 2002

By: ______________________

Name: Iris Penso ,Adv.

Corporate Legal Counsel

And Corporate Secretary

BLUE SQUARE – ISRAEL LTD. ANNOUNCES DIRECTOR DR. LIPA MEIR, Adv., RESIGNATION FROM THE COMPANY`S BOARD OF DIRECTORS

On January 30, 2002 Dr. Lipa Meir, Adv., director in the company has resigned from the board of Directors.